Via Facsimile and U.S. Mail
Mail Stop 4720

September 1, 2009

Mr. M. E. "Hank" Durschlag
Acting Chief Executive Officer
HealthSport, Inc.
7633 E. 63rd Place, Suite 220
Tulsa, Oklahoma 74133

      Re: HealthSport, Inc.
             Form 10-K for fiscal year ended December 31, 2007
             File No. 0-23100

Dear Mr. Durschlag:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             Carlton E. Tartar
             Accounting Branch Chief